COHN ROBBINS HOLDINGS CORP.

1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

September 4, 2020

VIA EMAIL & EDGAR

Kevin Dougherty

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cohn Robbins Holdings Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-240277)

Dear Mr. Dougherty:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-240277) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on September 8, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5234 and that such effectiveness also be confirmed in writing.

Very truly yours, Cohn Robbins Holdings Corp.

By:	/s/ Clifton S. Robbins
Name:	Clifton S. Robbins
Title:	Co-Chairman

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel and P. Michelle Gasaway, Esq.

cc:	Kirkland & Ellis LLP

Christian O. Nagler, Esq. and Peter S. Seligson, Esq.